UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2026.
Commission File Number 000-56261
Glass House Brands Inc.
(Translation of registrant’s name into English)
3645 Long Beach Blvd.
Long Beach, California 90807
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐ Form 20-F     ☒ Form 40-F

INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 of this Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-10 (File No. 333-297455) and Form S-8 (File No. 333-288297) of the Registrant, each as amended or supplemented.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: August 14, 2026	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2026 and December 31, 2025 and for the Three and Six Months Ended June 30, 2026 and 2025

99.2	Management’s Discussion and Analysis of Financial Condition and Unaudited Results of Operations for the Three and Six Months Ended June 30, 2026 and 2025

99.3	Form 52-109F2 Certification of Interim Filings – CFO

99.4	Form 52-109F2 Certification of Interim Filings – CEO